SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
Public Company

PRESS RELEASE

A listing on the Buenos Aires Stock Exchange

(Rio de Janeiro, December 20, 2002). - PETRÓLEO BRASILEIRO S.A - Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil's largest oil and gas, petrochemicals and energy company, announces that its Board of Directors at a meeting held on December 20, 2002, approved the listing of its common and preferred shares on the Buenos Aires Stock Exchange (Bolsa de Comércio de Buenos Aires).
The increasingly close relations with the Argentine capital markets is a natural step forward for a company which intends to have a strategic long term position in that country.
The Company has demonstrated clearly the importance of this market in its long term planning with the acquisitions of EG3, Petrolera Santa Fé and Perez Companc and based on the conviction of a recovery in economic growth in Argentina, the second largest economy in South America.
With the Company's listing on the Buenos Aires Stock Exchange, local investors will have the opportunity of investing directly in Petrobras' shares as well as continuing to trade in Pecom's shares. Over the long term, this initiative will enable the Company to diversify its shareholding base still more and increase the visibility of the Petrobras name throughout Argentina.
The Company's shares rank first by trading volume on the Bovespa and are among the 25 most negotiated ADRs on the New York Stock Exchange as well as trading on the Madrid Stock Exchange - Latibex since July of this year. The Company expects to be able to contribute to the strengthening of the Buenos Aires Stock Exchange.
The necessary action is being taken with the respective capital markets' regulatory bodies in both countries for listing formalities to be completed during the first quarter of 2003.

Rio de Janeiro, December 20, 2002

João P. Nogueira Batista

CFO and Investor Relations Officer

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.